Filed Pursuant to Rule 433

Registration No. 333-285537

Dated: July 16, 2025

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Subordinated Notes” in the Prospectus Supplement, subject to completion, dated July 16, 2025 to the Prospectus dated April 10, 2025 (the “Preliminary Prospectus Supplement”).

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Subordinated Notes

Security:	Fixed-to-Floating Rate Subordinated Notes due 2036

Currency:	USD

Size:	$4,000,000,000

Maturity:	July 23, 2036

Fixed Rate Period:	From and including July 23, 2025 to, but excluding, July 23, 2035

Floating Rate Period:	From and including July 23, 2035 to, but excluding, Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	4.250% due May 15, 2035

Benchmark Treasury Yield:	4.451%

Spread to Benchmark Treasury:	+112.5 basis points

Reoffer Yield:	5.576%

Fixed Rate Coupon:	5.576%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus a spread of 1.635% per annum, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Benchmark rate (expected to be Compounded SOFR as described under “Description of the Subordinated Notes—Interest on the subordinated notes” in the Preliminary Prospectus Supplement).

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$3,982,000,000

Interest Payment Dates:	During the Fixed Rate Period, each January 23 and July 23, beginning January 23, 2026 and including July 23, 2035, and during the Floating Rate Period, each of October 23, 2035, January 23, 2036, April 23, 2036 and July 23, 2036.

Business Day:	New York

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:	We may redeem the subordinated notes, at our option, in whole at any time or in part from time to time, on or after July 23, 2030 and prior to July 23, 2035 upon at least 5 days’ but no more than 60 days’ notice to holders of the subordinated notes, at a redemption price equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the subordinated notes to be redeemed discounted to the redemption date (assuming the subordinated notes matured on July 23, 2035) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the “Treasury Rate” plus 20 basis points less (b) interest accrued on those subordinated notes to the redemption date; and (ii) 100% of the principal amount of the subordinated notes to be redeemed; plus, in either case, accrued and unpaid interest on the subordinated notes to be redeemed to, but excluding, the redemption date.

In addition, we may redeem the subordinated notes, at our option, in whole, but not in part, on July 23, 2035 upon at least 5 days’ but no more than 60 days’ notice to holders of the subordinated notes, at a redemption price equal to 100% of the principal amount of the subordinated notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

In addition, we may redeem the subordinated notes, at our option, in whole at any time or in part from time to time, on or after April 23, 2036 upon at least 5 days’ but no more than 60 days’ notice to holders of the subordinated notes, at a redemption price equal to 100% of the principal amount of the subordinated notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

The foregoing supplements and supersedes the information set forth under “Description of the Subordinated

Notes” in the Preliminary Prospectus Supplement.

CUSIP/ISIN:	46647PFC5 / US46647PFC59

Trade Date:	July 16, 2025

Settlement Date:	July 23, 2025 (T+5)

Denominations:	$2,000 x $1,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:

BBVA Securities Inc.

BMO Capital Markets Corp.

BNY Mellon Capital Markets, LLC

CIBC World Markets Corp.

Citizens JMP Securities, LLC

Commonwealth Bank of Australia

Fifth Third Securities, Inc.

Huntington Securities, Inc.

KeyBanc Capital Markets Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

nabSecurities, LLC

Natixis Securities Americas LLC

Nomura Securities International, Inc.

Nordea Bank Abp

PNC Capital Markets LLC

RBC Capital Markets, LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

UniCredit Capital Markets LLC

Westpac Capital Markets LLC

Academy Securities, Inc.

Bancroft Capital, LLC

Cabrera Capital Markets LLC

CastleOak Securities, L.P.

Drexel Hamilton, LLC

Falcon Square Capital LLC

Great Pacific Securities

Mischler Financial Group, Inc.

Penserra Securities LLC R. Seelaus & Co., LLC Roberts & Ryan Investments, Inc. Siebert Williams Shank & Co., LLC Stern Brothers & Co. Telsey Advisory Group LLC Tigress Financial Partners, LLC

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any subordinated notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on July 23, 2025 which will be more than one U.S. business day after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in one business day, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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